Exhibit 99.76

VIA EDGAR

To:	United States Securities and Exchange Commission

Re:	Silvermex Resources Inc. (the “Registrant”)
Registration Statement on Form 40-F
Consent of Expert

This consent is provided in connection with the Registrant’s registration statement on Form 40-F to be filed by the Registrant with the United States Securities and Exchange Commission and any amendments thereto (the “Registration Statement”). The Registration Statement incorporates by reference, among other things, the Registrant’s Annual Information Form for the year ended December 31, 2011 (the “Annual Information Form”).

I, Daniel Kappes, P. Eng of Kappes, Cassiday and Associates, Reno, Nevada, hereby consent to:

  the use of my name in connection with my involvement in the preparation of the mine expansion feasibility study for La Guitarra Mine dated December 16, 2009 (the “Feasibility Study”);
  references to the Feasibility Study, or portions thereof, in the Annual Information Form; and
  the inclusion and incorporation by reference of the information derived from the Feasibility Study in the Registration Statement.

Dated the 30th day of March, 2012

/s/ Daniel Kappes
Daniel Kappes, P. Eng